TERYL RESOURCES CORP.

N E W S R E L E A S E

TSX Venture Exchange: TRC.V

For Immediate Release: December 10, 2002 – Vancouver, B.C.- Teryl Resources Corp. (TSX Venture: TRC.V) wishes to report that there is no material change and management is not aware of any reason for increase in market activity.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. has four gold properties located in the Fairbanks, Alaska mining division, of which two are joint-ventured with Kinross Gold. The Gil prospect joint venture contains 10,700,000 drill indicated tons of 0.04 ounces per ton. A winter drilling program is to be completed this month on the J/V Gil Prospect by Kinross Gold. Teryl Resources Corp. also has one joint venture silver prospect located in northern B.C., Canada.

Dated at Richmond, British Columbia this 10th day of December 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

1103 – 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Tel: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com